FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period September 28, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No   ☒

SANPAOLO IMI

Turin, 28 September 2005 – The Board of Directors of SANPAOLO IMI, noting developments following the failure to renew the agreement according to deadline, has decided to exercise the purchase option for the ordinary shares of Banca CR Firenze, held by the Ente Cassa di Risparmio di Firenze (“Ente”), for 10.78% of the capital. The exercise of the option, whose validity has been contested by the Ente, envisages a price of 1.5 times the “base price” of Banca CR Firenze shares, determined with reference to normally used valuation methodologies for the sector. The purchase of shares is obviously subject to the release of authorisation from the Bank of Italy.

SANPAOLO IMI confirms that its primary objective is to follow in the constant and constructive relationship with the Ente and other shareholders in the supportive development of Banca CR Firenze.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: September 28, 2005